(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: August 31, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER 0-26059

CUSIP NUMBER

For Period Ended: 06/27/2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BSML, INC.
Full Name of Registrant

BRITESMILE, INC.
Former Name if Applicable

7777 Glades Road, Suite 100 Boca Raton, FL 33434
Address of Principal Executive Office

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 18, 2008, the Company's Chief Financial Officer resigned. On February 9, 2009, a new VP Finance was hired. The Company's new VP Finance has relatively short tenure in his position and therefore has only limited experience with the Company's financial statements and information. Additionally, the recent relocation of the Company's headquarters resulted in a change in accounting department personnel at or subsequent to the end of the fiscal year. Further, we remain heavily dependent on legacy information technology systems that lack adequate documentation and require substantial manual supplementary efforts in support of some of our revenue recognition processes.

These factors, in combination, prevent the filing of the Company's quarterly report on Form 10-Q by its due date of August 11, 2009. The Company will file its quarterly report on Form 10-Q within 5 days of the date the original Form 10-Q was due.

SEC 1344 (05-06)
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James P. Cullin	561-988-4098
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BSML, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	08/11/2009	By	/s/ James P. Cullin
James P. Cullin Chief Financial Officer